

September 16, 2013

Via E-mail
George L. Mahoney
President and Chief Executive Officer
Media General, Inc.
333 E. Franklin Street
Richmond, Virginia 23219

> **Re: Media General, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed September 6, 2013**
> **File No. 333-190051**

Dear Mr. Mahoney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one. Please revise the description of Proposal 2(a) on your proxy cards to highlight the substance of the amendment.

Accounting Treatment of the Transaction, page 92

2.   We have considered your response to our comment eight. It continues to be unclear why you have included non-contractual possible actions of Young shareholders subsequent to the transaction in your determination of the accounting acquirer under ASC 805-10-55-12. Based on the information in your response, it appears that non-contractual possible shareholder actions subsequent to the transaction were included in your evaluation of the relative voting rights under ASC 805-10-55-12(a) and the composition of the Media General Board of Directors after the business combination under ASC 805-10-55-12(c) in

your determination of the accounting acquirer. As previously stated, we are not in a position to agree with your conclusion that Media General is the accounting acquirer.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Assistant Director
Larry Spirgel

cc: Via E-mail
        Philip Richter, Esq.
        Fried, Frank, Harris, Shriver &Jacobson LLP